UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 17, 2015

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 17 August 2015 – On 30 April 2015, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 17.5 billion to be executed during a 12-month period beginning 30 January 2015.

Under the programme initiated 30 April 2015, Novo Nordisk will repurchase B shares for an amount up to DKK 9.3 billion in the period from 30 April 2015 to 27 October 2015.

Since the announcement as of 10 August 2015, the following transactions have been made under the programme:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	13,212,200		5,052,021,482
10 August 2015	195,000	390.25	76,099,062
11 August 2015	193,000	389.60	75,192,819
12 August 2015	205,000	380.24	77,948,688
13 August 2015	210,000	383.37	80,508,624
14 August 2015	165,000	386.10	63,707,276

Accumulated under the programme	14,180,200		5,425,477,950

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net sale by Novo Nordisk of 17,260 B shares in the period from 10 August 2015 to 14 August 2015. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 33,952,631 B shares of DKK 0.20, corresponding to 1.3% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,600,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 17.5 billion during a 12-month period beginning 30 January 2015. As of 14 August 2015, Novo Nordisk has repurchased a total of 25,358,104 B shares equal to a transaction value of DKK 9,125,477,621.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 39,700 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 3079 3450	amhg@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90

Company announcement No 49 / 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 17, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer